Exhibit 99.3

FOR IMMEDIATE RELEASE	Friday, July 23, 2010

CELESTICA TO EXPAND HEALTHCARE CAPABILITIES

THROUGH ACQUISITION OF ALLIED PANELS

Acquisition to broaden Celestica’s product lifecycle solutions for customers in the healthcare diagnostics and imaging market

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced it has signed a definitive agreement to acquire Allied Panels Entwicklungs-und Produktions GmbH (“Allied Panels”), a leading medical engineering and manufacturing service provider, offering concept-to-full production solutions, with a core focus on diagnostic imaging products.

The acquisition of Austria-based Allied Panels will significantly expand Celestica’s capabilities in the healthcare diagnostics and imaging market. The company provides services such as electro-mechanical design, firmware and software development, and high-level assembly for subsystems and complex medical devices to some of the world’s leading healthcare original equipment manufacturers. Allied Panels also brings expertise in device product lifecycle management and 3D ultrasound technology.

Founded in 2000, Allied Panels’ customers include GE Healthcare, Siemens Healthcare, SonoSite and SuperSonic Imagine. The company’s main development and production centre is located in Frankenburg, Austria, with an additional location in Madison, Wisconsin, USA. With annual revenue of approximately 40 million euros, the company currently employs close to 130 people. The transaction is expected to close in the third quarter.

“Allied Panels’ technical depth, unique capabilities, and extensive experience in the diagnostic imaging industry, will strengthen Celestica’s healthcare offering,” said Sandra Ketchen, Vice President, Healthcare, Celestica. “Through this acquisition, Celestica and Allied Panels will offer global healthcare customers comprehensive, end-to-end solutions that combine Celestica’s scale, broad range of capabilities and financial strength, with the focus, track record and specialized expertise of Allied Panels.”

The acquisition will also provide Celestica with a strategic healthcare centre of excellence in Europe to better serve its European healthcare customers.

“We are proud of our solid track record for delivering innovative solutions that meet the needs of our customers in the healthcare market,” said Hansjörg Weisskopf, Founder and CEO, Allied Panels. “By joining Celestica, we can leverage their scale and global footprint to offer additional value to our customers and provide them access to new markets. We look forward to joining the Celestica healthcare team.”

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Celestica’s healthcare division provides design, automated manufacturing, electronics manufacturing, fulfillment and after-market services to medical equipment companies. The company operates an ISO 9001/13485 Certified, QSR compliant network and is a U.S. FDA-registered manufacturer of medical devices.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at www.celestica.com

The company’s security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities legislation. Forward looking statements are not guarantees of future performance. Risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Contact:

Pam White

Celestica Global Communications

+1 (416) 448-2200

pamw@celestica.com